Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sally Beauty Holdings, Inc.:

We consent to the use of our reports dated November 15, 2011, with respect to the consolidated balance sheets of Sally Holdings LLC as of September 30, 2011 and 2010, and the related consolidated statements of earnings, cash flows and member’s equity (deficit) for each of the years in the three-year period ended September 30, 2011, and the effectiveness of internal control over financial reporting as of September 30, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Dallas, Texas

March 29, 2012